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VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Scott Anderegg
Dietrich King

Re:	Medirom Healthcare Technologies Inc.
Registration Statement on Form F-1 (File No. 333-281771)

On behalf of Medirom Healthcare Technologies Inc. (the “Company”), we hereby provide a response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 10, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-1 filed with the Commission on August 23, 2024 (the “Registration Statement”).

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below, followed by the response. The response and information described below are based upon information provided to us by the Company. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Registration Statement on Form F-1

Planned Acquisition of JGMC, page 60

We note your disclosure stating that, on June 30, 2024, you entered into a share transfer agreement to acquire 70.0% of the shares Japan Gene Medicine Corporation (JGMC). Please tell us your consideration of including financial statements of JGMC, according to the guidance in Rule 3-05 of Regulation S-X, and pro forma financial statements, according to the guidance in Article 11 of Regulation S-X, in your filing.

The Company respectfully acknowledges the Staff’s comment. In addition to the share transfer agreement to acquire 70.0% of the shares of Japan Gene Medicine Corporation, a Japanese joint-stock corporation (“JGMC”), that the Company entered into in June 2024 (the “JGMC Acquisition”), the Company also entered into a business transfer agreement to acquire certain rehabilitation business assets from Y’s, Inc., a Japanese joint-stock corporation (“Y’s”), in July 2024 (such transaction, the “Y’s Acquisition”). The Company determined, in consultation with legal counsel, that the Y’s Acquisition was not material to the Company’s business, results of operations, or financial condition and accordingly did not include a description of the Y’s Acquisition in the Registration Statement. However, in accordance with Rule 3-05 and Article 11 of Regulation S-X, the Company did include the Y’s Acquisition in its significance analysis in connection with the JGMC Acquisition. On September 10, 2024, the Company entered into an amended business transfer agreement with respect to the Y’s Acquisition pursuant to which the acquisition price was reduced from JPY 55,000 thousand to JPY 20,882 thousand, among other changes material to the business transfer agreement. The terms of such amended agreement were used for the significance analysis. As of the date of this response letter, neither the JGMC Acquisition nor the Y’s Acquisition has been consummated.

We respectfully submit that financial statements and pro forma financial information with respect to JGMC are not required under Rule 3-05 and Article 11 of Regulation S-X. The Company undertook the requisite significance analysis by aggregating the contemplated JGMC Acquisition and the contemplated Y’s Acquisition (whose individual significance is each below the 50% significance threshold), and determined that those individually insignificant acquisitions did not exceed the 50% significance threshold on an aggregate basis with respect to each of the “investment test,” the “asset test” and the “income test.” The results of each test are summarized below:

Entity	Investment (%)	Assets (%)	NIBT (%) [A]	Revenue (%) [B]	Income Test Result (Lower of [A] or [B])
JGMC	48.7%	3.7%	247.1%	9.2%	9.2%
Y’s	0.5%	1.9%	204.1%	6.7%	6.7%
Aggregate	49.2%	5.6%	451.2%	15.9%	15.9%

With respect to each of the JGMC Acquisition and the Y’s Acquisition, the asset test and the income test have been calculated using financial statements of JGMC and Y’s, respectively, prepared in accordance with Japanese generally accepted accounting principles (“J-GAAP”). The Company does not have available the relevant financial information prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) to use in the calculation of the asset test and income test. However, the Company does not believe that the differences between U.S. GAAP and J-GAAP would cause such tests to exceed the 50% threshold.

With respect to the JGMC Acquisition, the Company performed a comparative U.S. GAAP and J-GAAP analysis and determined that under U.S. GAAP, JGMC would recognize certain right of use assets and certain lease liabilities associated with JGMC’s lease contracts for its gene testing facility that are not recognized under J-GAAP. In addition, under J-GAAP, Japanese consumption tax (a/k/a value-added tax) has been included in JGMC’s assets, accumulated depreciation, liabilities, revenue and expenses, which would be excluded from each line of assets and liabilities and recognized separately under U.S. GAAP. However, the Company concluded that these changes in recognition would not impact the results of the significance test, as the impact of the additional assets and liabilities that would be recognized in connection with JGMC’s lease contracts under U.S. GAAP would be limited to just one facility for gene testing that JGMC leased as of May 31, 2024, and eliminating the impact of consumption tax from JGMC’s assets would decrease JGMC’s assets. In addition, the Company determined that there would be downward adjustments in the recognition of JGMC’s revenues, costs of revenues and expenses under U.S. GAAP, which adjustments primarily consist of exclusion of consumption tax received from its customers or consumption tax paid to its suppliers that would be excluded from revenue or expenses. Moreover, the difference between the depreciation methods between U.S. GAAP and J-GAAP would lead to increased recognition of depreciation expenses. Accordingly, the Company concluded that the application of U.S. GAAP would result in lower level of significance both in terms of revenue and net income before taxes.

With respect to the Y’s Acquisition, the Company performed a comparative U.S. GAAP and J-GAAP analysis and determined that under U.S. GAAP, Y’s would recognize certain right of use assets and certain lease liabilities associated with Y’s lease contracts for its rehabilitation facilities that are not recognized under J-GAAP. However, the Company concluded that this change in recognition, along with the other changes described herein, is not significant enough to cause the asset test to exceed the 50% threshold individually or in the aggregate. In addition, the Company determined that there would not be a significant adjustment in the recognition of Y’s revenues, which primarily consist of upfront lump-sum payments that are amortized over the relevant service period under both U.S. GAAP and J-GAAP.

There were no intercompany transactions between either of the Company or JGMC on the one hand and Y’s on the other during the periods used for the significance test. There was an intercompany transaction between the Company and JGMC—a sale of an asset and subsequent repurchase during the same period—that did not affect total assets or revenue, and had an immaterial effect on net income before taxes (which, as described below, is disregarded for the purposes of the significance test).

Investment test

Under the investment test, the Company compared the fair value of its investment JGMC with the aggregate worldwide market value of the Company’s common equity during the applicable period. Because the Company’s reporting currency is JPY and the consideration to be paid for the JGMC Acquisition is a fixed JPY amount, the Company used the acquisition price of JPY 2,000,000 thousand as the numerator for the investment test. The share transfer agreement was signed on June 30, 2024 and announced after that date, so the Company calculated the denominator using the average price of the Company’s American Depositary Shares (“ADSs”) on Nasdaq during the last five trading days of the prior month, May 2024. Because the Company’s ADSs are listed on Nasdaq and traded in USD, while the Company’s reporting currency is, and the acquisition price is denominated in, JPY, the Company converted such USD market values to JPY using the exchange rates from the applicable last five trading days of May.

The investment test for the JGMC Acquisition resulted in a significance level of 48.7%, based on the Company’s investment of JPY 2,000,000 thousand and the Company’s May-end aggregate worldwide common equity market value of JPY 4,110,221 thousand.

Similarly, because the consideration payable by the Company under the Y’s, Inc. business transfer agreement is a fixed JPY amount, the numerator in the investment test calculation for the Y’s Acquisition is the acquisition price of JPY 20,882 thousand. The Y’s Acquisition agreement was substantially amended, including with respect to the acquisition price, on September 10, 2024. Accordingly, the Company calculated the denominator using the average price of the Company’s ADSs on Nasdaq during the last five trading days of the prior month, August 2024. The Company then converted the USD market values to JPY using the exchange rates from such last five trading days of August 2024.

The investment test for the Y’s Acquisition resulted in a significance level of 0.5%, based on the Company’s investment of JPY 20,882 thousand and the Company’s August-end aggregate worldwide common equity market value of JPY 4,060,664 thousand.

Accordingly, in the Company’s analysis, the aggregate significance level of the JGMC Acquisition and the Y’s Acquisition under the investment test was 49.2%.

Asset test

Under the asset test, the Company compared the aggregate proportionate interest (70.0%) in JGMC’s total assets to be acquired under the share transfer agreement with the Company’s total consolidated assets as of December 31, 2023, the end of the Company’s most recent pre-acquisition financial year. The total assets of JGMC were measured using JGMC’s balance sheet as of May 31, 2024, the end of the most recent pre-acquisition financial year. The asset test resulted in a significance level of 3.7%, based on the acquisition of 70.0% of JGMC’s total assets of JPY 364,644 thousand and the Company’s total assets of JPY 6,849,189 thousand.

In addition, under the asset test, the Company compared the total assets of Y’s with the Company’s total consolidated assets as of December 31, 2023, the end of the Company’s most recent pre-acquisition financial year. The total assets of Y’s were measured using the Y’s balance sheet as of March 31, 2024, the end of the most recent pre-acquisition financial year. The asset test resulted in a significance level of 1.9%, based on Y’s total assets of JPY 129,758 thousand and the Company’s total assets of JPY 6,849,189 thousand.

Accordingly, the aggregate significance level of the JGMC Acquisition and the Y’s Acquisition under the asset test was 5.6%.

Income test

The Company performed the income test with respect to the JGMC Acquisition by comparing 70.0% (the proportionate share to be acquired) of JGMC net income before taxes and revenue for the fiscal year ended May 31, 2024, with the Company’s consolidated net income before taxes and revenue, respectively, for the fiscal year ended December 31, 2023. The net income before taxes component of the test resulted in a significance level of 247.1%, based on 70.0% of JGMC’s net income before taxes of JPY 72,784 thousand and the Company’s consolidated net income before taxes of JPY 20,622 thousand. The revenue component of the test resulted in a significance level of 9.2%, based on 70.0% of JGMC’s revenue of JPY 898,730 thousand and the Company’s consolidated revenue of 6,827,943 thousand. The Company used the result of the revenue component as the significance for the income test with respect to the JGMC Acquisition.

The Company performed the income test with respect to the Y’s Acquisition by comparing Y’s net income before taxes and revenue for the fiscal year ended March 31, 2024, with the Company’s consolidated net income before taxes and revenue, respectively, for the fiscal year ended December 31, 2023. The net income before taxes component of the test resulted in a significance level of 204.1%, based on Y’s net loss before taxes of JPY 42,094 thousand and the Company’s consolidated net income before taxes of JPY 20,622 thousand. The revenue component of the test resulted in a significance level of 6.7%, based on Y’s revenue of JPY 456,439 thousand and the Company’s consolidated revenue of 6,827,943 thousand. The Company used the result of the revenue component as the significance for the income test with respect to the Y’s Acquisition.

Accordingly, the aggregate significance level of the JGMC Acquisition and the Y’s Acquisition under the income test was 15.9%.

The Company advises the Staff that references to the net income before taxes of each of JGMC, Y’s, and the Company in this letter refer to the income (or, in the case of the Company, consolidated income) from continuing operations before income taxes.

None of the tests exceeded 50% either individually or in the aggregate, and neither transaction has closed as of the date of this response letter. The Company’s current expectation is that the Y’s Acquisition, which is individually insignificant, will be consummated on or around October 1, 2024, while the JGMC Acquisition will not be consummated prior to the closing of the offering that is the subject of the Registration Statement. As such, no Rule 3-05 financial statements or Article 11 pro forma information are required to be included in the Registration Statement.

Please contact me at +81-3-3568-2600 or kenji.taneda@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Kenji Taneda

cc:	Kouji Eguchi, Chief Executive Officer, Medirom Healthcare Technologies Inc.
Fumitoshi Fujiwara, Chief Financial Officer, Medirom Healthcare Technologies Inc.
Rumiko Yoneyama, Legal Manager, Medirom Healthcare Technologies Inc.
Andrew J. Brady, Skadden, Arps, Slate, Meagher & Flom LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
Norwood P. Beveridge, Loeb & Loeb LLP

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